Exhibit 99.1

Aurora Cannabis Provides Business Update; Accretive Acquisition of Safari Flower Company and Leading European Performance Expected to Fuel International Growth in the Fiscal Second Quarter 2027 and Beyond

NASDAQ| TSX: ACB

•	Re-affirms FY27 Q2 guidance for sequential growth in quarterly net revenue and adjusted EBITDA[1]
•	Following the receipt of EU-GMP certification in July, Safari Flower Company is expected to contribute incremental net revenue and adjusted EBITDA[1]
•	Continued strong performance in Germany and Poland, contributing to profitable international growth expectations and leadership positions in the two largest EU markets, including #1 market share by revenue in Poland
•	UK market expansion underway, with recently announced acquisition of Internode Pharma and HAP Pharma Limited expected to support further market share growth

EDMONTON, AB, Sept. 16, 2026 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NASDAQ: ACB), the leading Canadian-based global medical cannabis company, today provided a business update, highlighting the expected additional benefits of the Safari Flower Company acquisition, continued strong performance in key high margin international markets, and reaffirmed its fiscal year 2027 Q2 guidance.

Sept 16th Business Update

"We remain focused and confident in executing our global growth strategy that at its core leverages our leadership position as one of the world's largest indoor EU-GMP certified producers and are excited by the continued momentum we are generating in key international markets," said Miguel Martin, Executive Chairman and CEO of Aurora.

"We are building real value in global medical cannabis markets where Aurora has earned a stellar reputation by investing in infrastructure, scientific excellence, and regulatory expertise to maximize opportunities in the industry's most attractive, durable and profitable segment. Our leading market share in Canada, Europe, Australia and New Zealand clearly demonstrates that Aurora's high-quality medical cannabis products are a preferred choice for physicians and patients alike. We are also ready and able to export to other countries, as regulatory environments continue to open," added Mr. Martin.

"The accretive acquisition of Safari Flower Company is adding critical EU-GMP capacity and together with our established internal supply network, and the recent acquisitions in the UK, we have built a consistent and reliable availability of high-quality medical cannabis products to meet growing patient demand in the estimated $9 billion market for global medical cannabis," concluded Mr. Martin.

Aurora reaffirms its fiscal year 2027 Q2 guidance for sequential growth in quarterly net revenue and adjusted EBITDA1. This outlook reflects the strategic steps taken to focus exclusively on global medical cannabis. Aurora's growth is further supported by a strong balance sheet with $149 million in cash2 as of June 30, 2026, and no debt, noting that the ATM program will only be used when the Board determines it is in the best interest of the Company to do so. Aurora will continue to invest over the next several quarters in its international business to support growth in key markets and position the Company to create greater shareholder value.

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[1] Note this press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. These measures are not standardized financial measures under the financial reporting framework used to prepare Aurora's financial statements and might not be comparable to similar financial measures disclosed by other issuers. These terms and the reconciliations to the most comparable GAAP measures are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY27 Q1 MD&A, filed August 5, 2026, which can be found on Sedar+, EDGAR and Aurora's website.
[2] "Cash" refers to cash, restricted cash. short term investments and cash equivalents as of June 30, 2026, as filed in our financial statements on August 5,2026 which can be found on Sedar+, EDGAR and Aurora's website.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding expectations for the Company's FY27 Q2 results, including but not limited to, expectations for sequential growth in quarterly net revenue and adjusted EBITDA1; expected continued benefits of the Safari Flower Company acquisition, including the contribution of incremental net revenue and adjusted EBITDA1; expectations for continued strong performance in key high margin international markets, including Germany and Poland contributing to profitable international growth; expectations for further market expansion in the UK, including expected benefits of the acquisitions of Internode Pharma and HAP Pharma Limited to support further market share growth; the Company's continued leading market share in Canada, Europe, Australia and New Zealand; the Company's ability to export to other countries, as regulatory environments continue to open; the Company's increased internal capacity expansion plans; patient demand and size of the global medical cannabis market; and statements regarding the Company's continued investment over the next few quarters in its international business to support growth in key markets and to position itself to create greater shareholder value.

 These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY27 Q1 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 16-SEP-26